# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D123
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0002115232
Persons authorized to receive notices and communications: Yi-Kuei Chen, 5/F-4, No. 89, Songren Rd., Xinyi Dist., Taipei City, Taiwan (F5), 11073, 886-2-7713 7952

## Reporting persons
- Yi-Kuei Chen (CIK 0002115232): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: working capital (WC), personal funds (PF); sole voting power 100; shared voting power 115,071; sole dispositive power 100; shared dispositive power 115,071; aggregate amount beneficially owned 115,071 (5.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include (i) 101,248 Shares held by Maxpro Investment Co., Ltd. ("Maxpro"), (ii) 3,823 Shares issuable upon exercise of warrants held by Maxpro that are exercisable within 60 days of the date of this Schedule 13D, and (iii) 10,000 restricted stock units representing the right to receive Shares held directly by Mr. Chen, consisting of 5,000 RSUs that vested on February 17, 2026 and 5,000 RSUs scheduled to vest on May 17, 2026 (which is within 60 days of the date of this Schedule 13D). The warrants and RSUs are included pursuant to Rule 13d-3(d)(1) as rights to acquire Shares within 60 days. RSUs do not provide shareholder voting rights prior to settlement/issuance of Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404

## Item 2. Identity and Background
Name of person filing: Yi-Kuei (Alex) Chen ("Mr. Chen" or the "Reporting Person")
Residence or business address: The business address of the Reporting Person is 5/F-4, No. 89, Songren Rd., Xinyi Dist., Taipei City 11073, Taiwan (R.O.C.).
Present principal occupation or employment: The Reporting Person is Chief Operating Officer and a member of the board of directors of the Issuer, whose principal executive offices are located at 989 E. Hillsdale Blvd., Suite 220, Foster City, California, 94404. The Reporting Person is also a member of the Board of Directors of Maxpro and is co-founder and managing director of Maxpro Ventures Ltd., whose business address is 5/F-4, No. 89, Songren Rd., Xinyi Dist., Taipei City 11073, Taiwan (R.O.C.).
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 100 Shares held directly by the Reporting Person were acquired with the Reporting Person's personal funds.

The Shares held by Maxpro, and the warrants held by Maxpro that are exercisable for Shares, were acquired by Maxpro with its working capital and/or investment funds.

The Reporting Person's restricted stock units ("RSUs") were granted to the Reporting Person as compensatory equity awards in connection with the Reporting Person's service as an officer and director of the Issuer, and no cash consideration was paid by the Reporting Person for the RSUs. As of February 17, 2026, 5,000 RSUs vested. An additional 5,000 RSUs are scheduled to vest on May 17, 2026. Each RSU represents a contingent right to receive one Share, subject to the terms of the applicable award agreement.

This Schedule 13D is being filed as a result of the vesting of RSUs on February 17, 2026, which caused the Reporting Person to become the beneficial owner of more than 5% of the outstanding Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Shares are held for investment purposes. Except as may occur in the ordinary course in the Reporting Person's capacity as an officer and director of the Issuer (including participating in discussions and decisions relating to the Issuer's operations, strategy, financing, and corporate governance), the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions or transactions described in Items (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, review the Reporting Person's investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations, prospects, and market conditions, and may in the future acquire additional Shares or dispose of some or all of the Shares, subject to applicable law and the Reporting Person's insider status.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 115,171 Shares, representing approximately 5.3% of such class of securities, consisting of (i) 100 Shares held directly by Mr. Chen, (ii) 101,248 Shares held by Maxpro, (iii) 3,823 Shares issuable upon exercise of warrants held by Maxpro that are exercisable within 60 days of the date of this Schedule 13D, and (iv) 10,000 restricted stock units representing the right to receive Shares held directly by Mr. Chen, consisting of 5,000 RSUs that vested on February 17, 2026 and 5,000 RSUs scheduled to vest on May 17, 2026 (which is within 60 days of the date of this Schedule 13D). Percentage ownership is based on 2,159,096 Shares outstanding as of March 31, 2026, as provided by the Issuer, and assumes the issuance of the 3,823 Shares issuable upon exercise of the warrants and the 10,000 Shares issuable upon settlement of RSUs that are deemed beneficially owned by the Reporting Person pursuant to Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Chen exercises sole voting and dispositive power over the 100 Shares held by him directly. Mr. Chen exercises shared voting and dispositive power over the Shares held by Maxpro. In addition, as described in footnote (1) on the cover page and in Item 5(a), Rows 8, 10 and 11 include Shares issuable upon exercise of warrants held by Maxpro and Shares issuable upon settlement of RSUs held by Mr. Chen that are exercisable/settleable within 60 days; the RSUs do not provide shareholder voting rights prior to settlement/issuance of Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Shares during the past 60 days, except for the vesting of 5,000 RSUs on February 17, 2026 and as otherwise described herein.
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Chen or Maxpro is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than (i) the RSUs described in Items 3 and 5, (ii) the warrants held by Maxpro described in Item 5, and (iii) the Reporting Person's authority with respect to voting and disposition of the Shares held by Maxpro, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Yi-Kuei Chen: /s/ Yi-Kuei Chen, Yi-Kuei Chen (04/08/2026)